J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

03 FEB 10 AM 7:21

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC20549
USA

03003850

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 31 January 2003

SUPPL

Dear Sir

Sainsbury's Supermarkets Board changes

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 31 January 2003 in respect of Sainsbury's Supermakets Board changes.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlw 2/19

G:\REGSHARE\Compliance\Close\securities.ssl.boardchanges.31.jan.03.doc

Stuart Mitchell appointed managing director of Sainsbury's Supermarkets

Sainsbury's has appointed Stuart Mitchell as managing director of Sainsbury's Supermarkets from 1st February, reporting to Peter Davis, group chief executive. Sara Weller becomes deputy managing director. Both are group board directors of J Sainsbury plc.

Stuart Mitchell (42) will be responsible for day-to-day management of the supermarket business and will lead the supermarket management team. Peter Davis will continue to chair the supermarket board. Directors responsible for Trading, Retail, Supply Chain, Formats and Finance will report to Stuart.

Sara Weller (41) will report to Stuart on Sainsbury's Supermarkets matters and will have specific responsibility for Marketing, On Line, Strategic Planning and Business Development and Human Resources. At Group level, she will continue to be responsible to Peter Davis for Sainsbury's Bank and to continue to be involved in a number of strategic group initiatives. Imelda Walsh joins the supermarkets board as Human Resources director reporting to Sara.

John Adshead steps down from the supermarkets board but will remain on the group board as Group HR and IT director until his retirement at the end of March 2004. He continues with his responsibility for the business transformation and IT programmes.

Peter Davis said "Since Stuart and Sara became assistant managing directors in autumn 2001 they have both made significant contributions to the achievement of our recovery plans and have expanded their own management experience. At this time, leadership continuity is particularly important and I am very pleased to confirm these appointments, which strengthen our senior management team."

For enquiries:

Investor Relations +44 (0) 20 7695 7162
Lynda Ashton

Media +44 (0) 20 7695 7295
Pip Wood